05037072

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-65386

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 28 2005 DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

PROCESSING SECTION RECEIVED FEB 24 2005

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIT ASSOCIATES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 ATLANTIC STREET
(No. and Street)

STAMFORD	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leslie Goldman (203) 355-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOUSMAN & BLOCH LLP
(Name – *if individual, state last, first, middle name*)

46 KNOLLWOOD RD	ELMSFORD	NY	10523
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/16

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RONALD BLOCH CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MIT ASSOCIATES, LLC, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ronald Bloch CPA
Signature

Member
Title

Notary Public 01IA4808777
11/30/2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIT ASSOCIATES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2004

HOUSMAN & BLOCH, LLP

MIT ASSOCIATES, LLC

INDEX TO THE FINANCIAL STATEMENTS

HOUSMAN & BLOCH, LLP
Certified Public Accountants

45 KNOLLWOOD ROAD
ELMSFORD, NEW YORK 10523
(914) 347-5180
FACSIMILE (914) 347-5182

60 EAST 42nd STREET, 46th FLOOR
NEW YORK, NEW YORK 10165
(212) 697-8757
FACSIMILE (212) 697-0877

MIT Associates, LLC
300 Atlantic Street
Stamford, CT 06901

Independent Auditors' Report

We have audited the accompanying balance sheet of MIT Associates, LLC, at December 31, 2004 and 2003 and the related statements of operations, changes in member's equity and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of MIT Associates, LLC as of December 31, 2004 and 2003 and the results of its operations, changes in members' equity and cash flows for the years ended December 31, 2004 and 2003 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Housman & Bloch LLP

New York, New York
February 2, 2005

MIT ASSOCIATES, LLC
BALANCE SHEET
DECEMBER 31,

ASSETS

CURRENT ASSETS	2004	2003
Cash	$ 51,308	$ 64,409
Accounts receivable	1,601,698	1,440,716
Prepaid expenses	1,665	900
Total Current Assets	1,654,671	1,506,025
FIXED ASSETS - Net of accumulated depreciation (Note 1)	26,437	26,089
OTHER ASSETS		
Security deposits	36,080	45,105
TOTAL ASSETS	$ 1,717,188	$ 1,577,219

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$ 4,395	$ 13,830
Retirement plan payable	19,317	-
Total Liabilities	23,712	13,830
COMMITMENTS AND CONTINGENCIES (NOTE 1)		
MEMBERS' EQUITY	1,693,476	1,563,389
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,717,188	$ 1.577.219

The accompanying notes are an integral part of these financial statements.

MIT ASSOCIATES, LLC
STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2004	2003
FEE INCOME	$ 2,567,985	$ 2,097,736
OPERATING EXPENSES		
Office payroll	226,667	93,654
Payroll taxes	18,851	8,564
Retirement plan	19,316	-
Rent	24,049	28,890
Utilities	6,877	5,698
Telephone	12,847	9,169
Office supplies	5,831	2,955
Postage & delivery	1,983	1,155
Printing & reproduction	2,326	367
Repairs & maintenance	4,175	4,485
Computer	18,687	10,305
Insurance	72,031	45,342
Licenses & permits	7,087	4,176
Professional fees	33,584	32,403
Consulting	6,461	63,710
Dues & subscriptions	20,306	1,006
Advertising	5,353	706
Travel & entertainment	50,786	17,516
Conferences, seminars & meetings	20,519	9,311
Sundry	3,047	2,330
Depreciation and amortization	104,163	19,800
Total Operating Expenses	664,946	361,542
Income from Operations	1,903,039	1,736,194
Interest Income	517	-
NET INCOME	$ 1,903,556	$ 1,736,194

The accompanying notes are an integral part of these financial statements.

MIT ASSOCIATES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31,

MEMBERS' EQUITY	2004	2003
Members' equity - January 1,	$ 1,563,389	$ 157,196
Net Income	1,903,556	1,736,193
Members' distributions	(1,773,469)	(330,000)
MEMBERS' EQUITY - DECEMBER 31,	$ 1,693,476	$ 1,563,389

MIT ASSOCIATES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

CASH FLOWS FROM OPERATING ACTIVITIES:	2004	2003
Net (Loss)	$ 1,903,556	$ 1,736,194
Adjustments: Depreciation	104,163	19,800
Accounts receivable	(160,982)	(1,440,716)
Prepaid expenses	(765)	(900)
Accounts payable	9,881	13,528
Total Cash Flows From Operating Activities	1,855,853	327,906
CASH FLOW FROM INVESTING ACTIVITIES:		
Security deposits	9,026	(45,105)
Purchases of fixed assets	(104,511)	(43,136)
Total Cash Flows from Investing Activities	(95,485)	(88,241)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member capital contribution	-	120,000
Member distributions	(1,773,469)	(330,000)
Total Cash Flows from Financing Activities	(1,773,469)	(210,000)
INCREASE IN CASH FLOWS	(13,101)	29,665
CASH AT January 1,	64,409	34,744
CASH AT DECEMBER 31,	$ 51,308	$ 64,409

The accompanying notes are an integral part of these financial statements.

MIT ASSOCIATES, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

A) Business Activity: MIT Associates, LLC ("the Company") was formed on May 1, 2002 as a limited liability company under the laws of the State of Connecticut. The company provides consulting, advisory and private placement services to alternative asset investment managers.

The company filed an application for registration as a limited purpose broker dealer under Section 15(b) of the Securities Exchange Act of 1933, as amended. The date of inception as a registered broker dealer with the National Association of Securities Dealers, Inc. ("NASD") was December 18, 2002.

B) Fixed Assets: The company records fixed assets at cost. Depreciation is recorded using various methods over the estimated useful life of the asset. Disposition of fixed assets are reported in the year of sale along with any corresponding gain or (loss) on disposition. Expenditures for repairs and maintenance are expensed as incurred.

As of December 31, 2004 and 2003 the fixed assets comprised the following:

	2004	2003
Furniture and fixtures	$ 76,859	$ 22,851
Leasehold improvements	50,503	-
Office equipment	24,285	24,285
Total Fixed assets	151,647	47,136
Less: Accumulated Depreciation	(125,210)	(21,047)
Net Fixed Assets	$ 26,437	$ 26,089

C) Income Taxes: The company was formed as a limited liability company. Company income is taxed directly to the members' Accordingly, a provision for taxes has not been made.

D) Commitment and Contingencies: The company leases office space at 300 Atlantic Avenue, Stamford, Connecticut 06901 pursuant to a 64 month lease dated November 5, 2003. The lease calls for a base rent of $7,777 per month plus annual increases for real estate taxes and maintenance above the base year.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

D) Commitment and Contingencies: (Continued)

The lease provides for a rebate of lease security at 20% per annum.

The company leases 30.6% of the office space to another unrelated tenant under a lease agreement which coincides with the master lease. The tenant pays $2,379 per month plus applicable real estate taxes and maintenance above the base year.

The tenant contributed a pro-rata share of the lease security. Tenant will receive a 20% rebate on their lease security each year as stated above.

E) Cash and cash Equivalents: The company considers securities with maturities of three months or less, when purchased, to be cash equivalents. The company maintains cash and cash equivalents in accounts protected by insurance. At December 31, 2004 and 2003 the company did not maintain any cash accounts that were not covered by insurance.

F) Contingencies: Contingencies include the usual obligations of a broker dealer. At December 31, 2004 and 2003 there were no unusual contingencies.

G) Concentration of Risk: Substantially all of the company's business activity is located within the tri-state metropolitan area.

H) Customer Accounts: The company did not maintain any customer accounts in 2004 or 2003.

I) Rule 15C-3 Exemption:
The company claims exemption from the requirements of Rule 15C-3 under Section K2(ii) of the rule.

Supplementary Financial Information

MIT ASSOCIATES, LLC
SUPPLEMENTARY FINANCIAL INFORMATION
COMPUTATION OF NET CAPITAL
DECEMBER 31,

Assets	2004	2003
Cash and cash equivalents	$ 51,308	$ 64,409
Accounts payable	(4,395)	(13,830)
Retirement plan payable	(19,317)	-
Net Capital	$ 27,596	$ 50,579

The are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS report as of December 31, 2004.